Mail Stop 3561

October 23, 2006

Mr. Harvey L. Wagner
Vice President, Controller, and Chief Accounting Officer
FirstEnergy Corporation
76 South Main Street
Akron, Ohio  44308

>          **Re:    FirstEnergy Corporation**
>                 **Form 10-K for Fiscal Year Ended December 31, 2005**
>                 **Filed March 2, 2006**
>                 **Forms 10-Q for Fiscal Quarters Ended**
>                 **March 31, 2006 and June 30, 2006**
>                 **File No. 333-21011**

Dear Mr. Wagner:

        We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated September 21, 2006.  Our review resulted in the following additional comment.

Form 10-K for Fiscal Year Ended December 31, 2005

Exhibit 13

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 4

Executive Summary, page 4

1.  We have reviewed your response to comment 3 in our letter dated September 8, 2006.  Please confirm that you will revise your disclosure in future filings to disclose the information you present in the first sub-response to comment 3.  Further, you state that you have never used the non-GAAP measures in an attempt to smooth earnings, thereby suggesting that Question 8 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" is inapplicable.  Similarly, you indicate that all items excluded

from net income in arriving at "earnings before unusual items" are non-recurring.  Please note that we view items such as asset impairments collectively in relation to each other in determining whether they are recurring.  As such, we consider many of these items, such as asset impairments, rate settlements, plant outages, and tax adjustments, to be recurring in nature.  As you have excluded items of a recurring nature in arriving at both "earnings before unusual items" and "cash earnings," we believe Question 8 is applicable.  As such, please show us how your revised disclosures, which should fully discuss each bullet point of Question 8, will read in future filings.  While you indicate management frequently *references* non-GAAP measures in decision-making, ensure you explain in greater detail how you use the non-GAAP measures to *conduct or evaluate* your business.  For example, are such performance measures used in budgetary, compensatory or resource allocation decisions?  If you do not use the measures in managing your business, please revise to remove such measures from your filing.  Finally, please tell us in detail how you use "cash earnings" to measure performance since it appears to be more akin to a liquidity measure.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a response letter that keys your response to our comment and provides any requested information.  Detailed response letters greatly facilitate our review.  Please file your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant